Exhibit 99.1

December 23rd, 2023

To: The Board of Directors of Stratasys, Ltd.

Attn: Dov Ofer, Chairman, and Yoav Zeif, Chief Executive Officer

Dear Dov and Yoav,

As you know, Nano Dimension Ltd. (collectively with its affiliates, “NANO” or “we”) has been a significant long-term shareholder of Stratasys Ltd. (“Stratasys” or the “Company”) and gained high regard and appreciation for the Company’s achievements under your leadership. We have been particularly impressed by the Company’s trajectory as a polymers’ Additive Manufacturing (“AM”) pioneer, creating the preeminent platform for premium polymers’ 3D printing systems, material and consumables as well as design and other supporting software.

We have closely followed the Company’s operational and financial performance in recent quarters, and we paid special attention to your previously announced September 28th public statement that you are pursuing a Strategic Alternatives process, including a sale of the Company. Given the ongoing challenges in Israel, we have spent the better part of the past three months ensuring that our people, our business and our stakeholders were safe and on solid foundation; we are now prepared to move forward with our publicly stated strategy of acquiring best-in-class AM assets to create an AM leader for tomorrow’s generation.

As such, Dr. Yoav Nissan-Cohen (Chairman of Nano Dimension) and I (Chief Executive officer of same) are pleased to present you with this non-binding indicative offer (the “Indicative Offer”), to acquire all of the Stratasys shares that we do not currently own for $16.50 in cash per share (the “Proposed Transaction”).1

This Proposed Transaction not only represents a significant premium of 40% to the VWAP since September 28th, the day that Stratasys announced its strategic review, but also a 26% premium to the closing price on December 22nd. This Proposed Transaction would give all shareholders a direct path to realizing a compelling premium for their shares with far greater certainty than if Stratasys were to remain a publicly traded company. Upon completion of an expedited confirmatory due diligence process, we believe that we should be able to increase our offer. The Proposed Transaction has received the full support of Nano Dimension’s Board of Directors, and all necessary internal approvals have been received by Nano Dimension to proceed.

While we anticipate financing the proposal with available cash on hand, Nano Dimension has entered discussions with financing sources to support any transaction, should such support be needed, and there will be no financing contingency related to the Proposed Transaction.

[1]	Nano Dimension is currently the largest shareholder of Stratasys, owning 9.695 million shares.

Further, it should be said that Nano Dimension views certain management team members and employees of any organization as a vital component of the organization’s ability to continue to compete and succeed in the marketplace. Nano Dimension will commit to motivating and endeavoring to retain the key personnel of Stratasys, including the issuance of retention packages and equity participation to help participate in any future value created.

Lastly, we are prepared to focus our efforts on the Proposed Transaction and are confident we can complete our due diligence and negotiate all definitive documentation within 30 days. Notwithstanding the foregoing, we would expect to jointly agree on the appropriate timeline to best position the Proposed Transaction for future success. We are willing to dedicate meaningful financial and personnel resources to this project and would expect a similar level of commitment from the Company.

Advisors

We have retained Greenhill & Co., LLC (“Greenhill”) and Sullivan & Worcester, LLC (“Sullivan”) to advise us on this Proposed Transaction. Any notification under this agreement and any email exchanged by parties shall be conducted with NANO’s advisors at the addresses stipulated below:

Greenhill & Co., LLC Douglas Jackson Co-Head of U.S. M&A 155 North Wacker Drive Chicago, IL 60606, USA DJackson@greenhill.com	Sullivan & Worcester LLP Oded Har-Even Partner 1633 Broadway New York, NY, 10019, USA OHareven@sullivanlaw.com

Guy Rozentsveig
Principal

155 North Wacker Drive

Chicago, IL 60606, USA

Guy.Rozentsveig@greenhill.com

Greenberg Traurig, LLC

Bruce March

Chair of Global Corporate
Practice

401 East Las Olas Boulevard,
Suite 2000

Fort Lauderdale, FL 33301

marchb@gtlaw.com

This Indicative Offer is not intended to be a binding contract between us or an offer by us capable of acceptance, but rather it is a proposal to confirm NANO’s interest in Stratasys and to facilitate further discussions. NANO and Stratasys will be bound only in accordance with the terms and conditions to be negotiated and contained in mutually executed definitive documentation.This letter shall be governed by and construed in accordance with the laws of New York, USA, without regard to principles of conflicts of law.

Gentlemen, I would like to reiterate our sincere interest and enthusiasm in pursuing this opportunity with Stratasys. Like you, we have been affected meaningfully by the Israel-Hamas war, and we stand with you in partnership to move forward and provide value to both our shareholders.

We remain available both personally as well as through our advisers to elaborate on our Indicative Offer. We look forward to hearing from you expeditiously.

Sincerely,

Nano Dimension Ltd.

By:	/s/ Yoav Stern
Yoav Stern
Chief Executive Officer

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